                   Bausch & Lomb Incorporated

                           Exhibit 12

  Statement Regarding Computation of Ratio of Earnings to Fixed
                             Charges
                  (Dollar Amounts In Millions)

                               For Nine Months     For the Year
                                   Ending             Ending
                               Sept. 26, 1998    December 27, 1997
Earnings before provision for
  income taxes and minority
  interests                         $ 94.6             $118.0

Fixed charges                         79.1               57.9

Capitalized interest, net of
  current period amortization          0.2                0.3

Total earnings as adjusted          $173.9             $176.2

Fixed charges:
  Interest (including interest
  expense and capitalized
  interest)                         $ 77.4             $ 56.1

Portion of rents representative
  of the interest factor               1.7                1.8

Total fixed charges                 $ 79.1             $ 57.9

Ratio of earnings to fixed charges    2.20<F1>           3.04<F2>


<F1> Excluding the effects of the restructuring charges, purchased-
  in-process research and development charges from the surgical acquisitions and the gain on sale of the skin care business in 1998, the ratio of earnings to fixed charges at September 26, 1998 would have been 2.71.

<F2> Excluding the effects of the restructuring charges recorded in
  1997, the ratio of earnings to fixed charges at December 27, 1997 would have been 4.28.